UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO §240.13D-2(a)
(Amendment No. _______)*

Workstream Inc.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

981402209

(CUSIP Number)

John W. Long
Workstream Inc.
2200 Lucien Way, Suite 201
Maitland, Florida 32751
(407) 475-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all Exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 981402209	13D	Page 2 of 4 pages

1	NAMES OF REPORTING PERSONS John W. Long
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7	SOLE VOTING POWER 147,570
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 147,570
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,570
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.38%
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer.

This Schedule 13D relates to Common Shares, no par value (the “Common Shares”), of Workstream Inc., a Canadian corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2200 Lucien Way, Suite 201, Maitland, Florida 32751.

Item 2.	Identity and Background.

The name of the person filing this Schedule 13D is John W. Long.  Mr. Long’s business address is 2200 Lucien Way, Suite 201, Maitland, Florida 32751.  Mr. Long is currently the Chief Executive Officer of the Issuer.

During the past five years, Mr. Long has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, Mr. Long has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Mr. Long is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Common Shares most recently acquired by Mr. Long were received by Mr. Long under the 2002 Amended and Restated Stock Option Plan of the Issuer as compensation for services rendered to the Issuer in lieu of cash compensation owed to him.

Item 4.	Purpose of Transaction.

As described in Item 3 above, the Common Shares most recently acquired by Mr. Long were received by Mr. Long under the 2002 Amended and Restated Stock Option Plan of the Issuer as compensation for services rendered to the Issuer in lieu of cash compensation owed to him.

As of the date hereof, except as described above, Mr. Long does not have any plans or proposals which relate to or would result in any of the items listed in subparagraphs (a) through (j) of the General Instructions for Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)	As of September 23, 2011, the aggregate number and percentage of Common Shares of the Issuer beneficially owned by Mr. Long was 147,570 Common Shares, or approximately 5.38%, of the Issuer.

(b)	Mr. Long has the sole power to vote or direct the vote, and to dispose or direct the disposition, of all of such Common Shares.

(c)
During the past sixty days, Mr. Long has effected the following transactions in the Common Shares of the Issuer:  (i) on August 12, 2011, Mr. Long received 4,092 Common Shares as compensation in lieu of cash compensation; (ii) on August 15, 2011, Mr. Long received 4,240 Common Shares as compensation in lieu of cash compensation; (iii) on August 26, 2011, Mr. Long received 5,313 Common Shares as compensation in lieu of cash compensation and purchased 1,500 Common Shares in the open market; (iv) on August 29, 2011, Mr. Long purchased 800 Common Shares in the open market; (v) on August 31, 2011, Mr. Long purchased 1,500 Common Shares in the open market; (vi)

on September 12, 2011, Mr. Long received 6,140 Common Shares as compensation in lieu of cash compensation; and (vii) on September 23, 2011, Mr. Long received 6,204 Common Shares as compensation in lieu of cash compensation;

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships between Mr. Long and any other person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Long
John W. Long
Date:  October 3, 2011